UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39519

Vitru Limited

(Exact name of registrant as specified in its charter)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,

2nd floor, Saco Grande, Florianópolis, State of

Santa Catarina, 88032-005, Brazil

+55 (47) 3281-9500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

Item No.	Description
1	CESUMAR – Centro de Ensino Superior de Maringá Ltda. – Consolidated Financial Statements and independent auditor’s report as of and for the years ended December 31, 2021 and 2020.
2	Vitru Limited – Unaudited Pro Forma Condensed Consolidated Financial Statements for the year ended December 31, 2021 and 2020.

ITEM 1

www.pwc.com.br

Cesumar - Centro de Ensino Superior de Maringá Ltda. Financial statements at December 31, 2021 and independent auditor's report

Report of independent auditors

To the Cesumar - Centro de Ensino
Superior de Maringá Ltda.

We have audited the accompanying financial statements of Cesumar - Centro de Ensino Superior de Maringá Ltda., which comprise the balance sheets as of December 31, 2021, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cesumar - Centro de Ensino Superior de Maringá Ltda. as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Maringá, Brasil

April 5, 2022

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Balance sheet as at December 31

All amounts in thousands of reais

Assets	2021	2020	Liabilities and equity	2021	2020

Current assets			Current liabilities
Cash and cash equivalents (Note 6)	82,184	129,042	Borrowings (Note 15)	155	16,569
Trade receivables (Note 7)	58,186	45,848	Trade payables (Note 17)	38,593	20,232
Advances (Note 8)	31,608	54,412	Obligations and social charges (Note 18)	27,241	24,873
Inventories (Note 11)	6,425	3,101	Taxes payable (Note 19)	9,245	7,774
Prepaid expenses	574	487	Related parties (Note 9)	27	26
Recoverable taxes (Note 10)	3,452	4,956	Lease liabilities (Note 16)	2,049	1,961
Other assets (Note 12)	755	4,579	Other payables (Note 17)	34,703	11,518
	183,184	242,426		112,013	82,953

Non-current assets held for sale and distribution to owners (Note 27)	173,874
	357,058	242,426

Non-current assets			Non-current liabilities
Trade receivables (Note 7)	19,915	15,962	Borrowings (Note 15)	57	23,248
Related parties (Note 9)	1,480	1,543	Lease liabilities (Note 16)	2,875	2,170
Advances (Note 8)	67,858	5,871	Provision for civil, labor and tax risks (Note 20)	12,114	15,067
Other assets (Note 12)	1,833	1,550	Other payables (Note 17)	2,600
Deferred taxes (Note 26)	16,920	15,948		17,646	40,485

Property and equipment (Note 13)	69,606	278,555	Equity (Note 21)
Leases - right of use (Note 16)	4,662	3,914	Share Capital	214,761	58,500
Intangible assets (Note 14)	11,550	13,233	Capital reserve	39,548	39,548
	193,824	336,575	Retained earnings	166,914	357,515
				421,223	455,563

Total assets	550,882	579,001	Total liabilities and equity	550,882	579,001

The accompanying notes are an integral part of these financial statements.

1-1

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Statement of income

Years ended December 31

All amounts in thousands of reais

Statement of income
	2021	2020
Continuing operations
Net revenue (Note 22)	741,524	610,047
Cost of services and sales (Note 24)	(174,624)	(149,376)
Gross profit	566,900	460,671

Operating expenses
Selling expenses (Note 24)	(65,885)	(47,604)
Net impairment losses on financial assets (Note 7)	(40,122)	(20,368)
General and administrative expenses (Note 24)	(248,097)	(194,810)
Other operating income, net (Note 23)	2,520	3,229

Operating profit before finance result	215,316	201,118

Finance result, net (Note 25)
Finance income	16,481	9,640
Finance costs	(13,331)	(12,239)
	3,150	(2,599)

Profit before income tax and social contribution	218,466	198,519

Income tax and social contribution (Note 26)	(13,965)	(7,776)

Profit for the year	204,501	190,743

The accompanying notes are an integral part of these financial statements.

1-2

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais

	2021	2020
Profit for the year	204,501	190,743
Other comprehensive income		-
Total comprehensive income for the year	204,501	190,743

The accompanying notes are an integral part of these financial statements.

1-3

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Statement of changes in equity

All amounts in thousands of reais

		Reserves
				Retained
	Capital	Donations	Capital	earnings	Total
At December 31, 2019	58,500	11	39,537	228,763	326,811

Profit for the year	-	-	-	190,743	190,743
Dividends distributed (Note 21)	-	-	-	(61,991)	(61,991)
At December 31, 2020	58,500	11	39,537	357,515	455,563

Share capital increase (Note 21 (e))	214,865			(214,862)	3
Spin-off (Note 21 (e))	(58,604)				(58,604)
Profit for the year	-	-	-	204,501	204,501
Dividends distributed (Note 21)	-	-	-	(180,240)	(180,240)
At December 31, 2021	214,761	11	39,537	166,914	421,223

The accompanying notes are an integral part of these financial statements.

1-4

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Statement of cash flow

All amounts in thousands of reais

	2021	2020
Cash flows from operating activities
Profit before income tax and social contribution	218,466	198,519

Adjustments for:
Depreciation and amortization (Note 24)	21,333	21,192
Amortization of right-of-use assets (Note 16)	1,860	2,702
Loss on sale or disposal of property and equipment (Note 13 d)	2,280	-
Provision for civil, labor and tax (Note 20)	(2,431)	3,648
Impairment of trade receivables (Note 7)	40,122	20,368
Interest and monetary variations, net (Notes 15 and 16)	1,835	1,926

Changes in assets and liabilities:
Trade receivables (Note 7)	(56,413)	(32,479)
Advances (Note 8)	(39,183)	(14,466)
Inventories (Note 11)	(3,324)	(297)
Recoverable taxes (Note 10)	1,504	(1)
Related parties (Note 9)	64	(97)
Other current and non-current assets (Note 12)	(3,454)	3,314
Trade payables (Note 17)	18,361	244
Obligations and social charges (Note 18)	2,368	(1,445)
Taxes payable (Note 19)	1,471	2,169
Other current and non-current liabilities (Note 17 and 20)	19,890	(2,951)
Cash from operations	224,749	202,346

Interest paid (Note 15)	(1,051)	(61)
Income tax and social contribution paid	(13,977)	(10,305)
Net cash provided by operating activities	209,721	191,980

Cash flows from investing activities
Proceeds from the sale of property and equipment (Note 13 d)	1,896	-
Purchases of property and equipment (Note 13)	(33,071)	(50,344)
Purchases of intangible assets (Note 14)	(2,960)	(8,649)
Net cash used in investing activities	(34,135)	(58,993)

Cash flows from financing activities
Proceeds from borrowings (Note 15)	-	40,276
Payment of borrowings (Note 15)	(40,032)	(5,536)
Payment of leases (Note 16)	(2,172)	(3,527)
Dividends paid to quotaholders (Note 21)	(180,240)	(61,991)
Net cash used in financing activities	(222,444)	(30,778)

Net increase (decrease) in cash and
Cash equivalents for the year	(46,858)	102,209
Cash and cash equivalents at the beginning of the year	129,042	26,833
Cash and cash equivalents at the end of the year	82,184	129,042

The accompanying notes are an integral part of these financial statements.

1-5

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

1.	Notes to the financial statements
1.1	Operations

Cesumar - Centro de Ensino Superior de Maringá Ltda. (the "Entity") is a limited liability entity headquartered in the city of Maringá, State of Paraná - Brazil.

In addition to its head office, the Entity has three other campuses in the following cities of the State of Paraná: Curitiba, Ponta Grossa, Londrina and one other campus in Corumbá-Mato Grosso do Sul. The Entity also has a presence all over Brazil through distance learning (EAD) units, with 1,030 units (2020 - 734) (unaudited).

The Entity is primarily engaged in the provision of educational, cultural, scientific and social services, at several educational levels, through the offering of graduation, extension and specialization courses for people in public and private enterprises.

The issue of these financial statements was authorized by the Entity's Executive Board on March 31, 2022.

Purpose of financial statements

These financial statements have been prepared for inclusion in VITRU Limited's Registration Statement with the United States Securities and Exchange Commission (SEC), pursuant to Rule 3-05 of Regulation SX under the Securities Act ("Rule 3-05").

1.2	Corporate change

On August 23, 2021, the Institution's quota holders entered into an agreement for the purchase and sale of quotas with VITRU Brasil Empreendimentos, Participações e Comércio S.A. (Vitru) for the sale of 100% of the Entity's share capital to Vitru. This transaction is subject to compliance with the conditions precedent provided for the aforementioned instrument and the approval of the Administrative Council for Economic Defense (CADE).

1.3	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The financial statements have been prepared under the historical cost convention.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Entity's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

1-6

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

1.4	COVID-19 impacts

The Entity has been monitoring the spread of the Coronavirus (COVID-19), which was declared a pandemic by the World Health Organization (WHO). The Entity has been following the decisions of the WHO and the guidance of the Ministry of Health and decisions of the State and Municipal governments, and, since March 2, 2020, has been adopting measures to fight the COVID-19 pandemic, aiming to safeguard the health and interests of all the parties involved in the activities of the institution and preserve business continuity.

As regards onsite teaching, from March 20, 2020 the Entity's onsite undergraduate and graduate education activities were replaced by remote activities through the digital platform "Studeo", to ensure the learning process of students, without affecting the completion of the activities of the semester. The 2021 school year began on February 15 and classes returned in a hybrid form; a different group of students have onsite classes each week, and the other students have classes via the digital platform.

The Entity's distance learning activities were not impacted, and onsite tests were replaced by online tests. The new enrollment and re-enrollment processes continue as usual, with no initial impact on the recognition of revenue of enrolled students.

As to the Entity's administrative activities, it adopted measures such as the change from onsite work to remote work from March 23, 2020, for positions that permit this type of system. There is no estimated date for the return of employees to onsite classes. Therefore, no relevant impacts related to this topic were identified in the Entity's financial statements.

Despite the circumstances imposed by Covid-19, the Entity reported a profit before taxes for the year ended December 2021 of R$218,465, 10% higher if compared to the same period of 2020, due to the increase in the number of students by 11%, mainly from EAD. The default rate averaged 16.86%, increasing by 2.8% compared to the same period last year (16.40% in 2020), the variation is attributed to the effects and prolongation of the pandemic situation.

2.	Summary of significant accounting policies

The main accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied in the years presented, unless otherwise stated.

2.1	Functional and presentation currency

The items included in the financial statements are measured using the currency of the primary economic environment in which the Entity operates ("the functional currency").

The financial statements are presented in Brazilian reais (R$), which is the Entity's functional and presentation currency.

2.2	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term highly liquid bank deposits with original maturities of three months or less, and with immaterial risk of change in value.

1-7

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

2.3	Financial assets
2.3.1	Classification

The Entity classifies its financial assets in the following measurement categories:

●	Measured at amortized cost.

The classification depends on the Entity's business model for managing the financial assets and the contractual terms of the cash flows.

2.3.2	Recognition and derecognition

Purchases and sales of financial assets, when applicable, are recognized on the trade date, that is, the date on which the Entity commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Entity has transferred substantially all the risks and rewards of ownership.

2.3.3	Measurement

At initial recognition, the Entity measures a financial asset at its fair value plus, in the case of a financial asset not carried at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Subsequent measurements of financial assets depend on the Entity's business model for managing the asset and the cash flow characteristics of the asset. There are measurement categories into which the Entity classifies its financial assets:

●	Amortized cost: Assets that are held for receipt of the contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition of the asset is recognized directly in profit or loss and presented in other net operating income. Impairment losses are presented as selling expenses in the statement of income.
2.3.4	Impairment of financial assets

The Entity assesses on a prospective basis the expected credit loss associated with its debt instruments carried at amortized cost and fair value through profit or loss.

For trade receivables, the Entity applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

2.4	Trade receivables

Trade receivables are amounts due for onsite and online higher education services rendered in the ordinary course of the Entity's business. If receipt is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

1-8

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment of trade receivables.

2.5	Advances

Advances are amounts due to cash advances made for suppliers, employees and hub partners. A hub is a local operating unit and has the responsibility for offering to students the necessary structure in terms of audiovisual resources, library and information technology, to support the distance learning courses.

Advances represent amounts advanced to hub partner so that they can generate initial cash, develop the first customer portfolio and invest in media for the promotion of the unit. These amounts will be reimbursed by hub partner on a monthly basis in accordance with the terms stipulated in the contract, through the provision of services.

Advances are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment of Advances.

2.6	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost. Net realizable value is the estimated selling price in the ordinary course of business, less completion costs and selling expenses.

2.7	Non-current assets held for sale and distribution to owners

Non-current assets are classified as assets held for sale or distribution to owners when their carrying amount is to be recovered mainly through a sale transaction or distribution and a transaction is considered highly probable. They are stated at the lower of the carrying amount and fair value less costs to sell.

2.8	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributed to the acquisition of the items. Historical cost includes finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Entity and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful lives, as follows:

Years

Buildings, facilities and improvements	50
Furniture fittings and tools	10
Machinery and equipment	5 - 10
Vehicles	5
IT and communication equipment	5

1-9

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

The asset's useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset's carrying amount is immediately written down to the recoverable amount when it exceeds that amount.

Gains and losses on disposals are determined by comparing the amounts of sales with the carrying amounts and are recognized within "Other operating income, net" in the statement of income.

2.9	Intangible assets

Software

Computer software licenses are capitalized on the basis of the costs incurred to purchase and bring to use the specific software. These costs are amortized over the estimated useful life of the software (three to five years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Entity are recognized as intangible assets.

2.10	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGUs)).

For assets subjected to amortization, the Entity assessed the existence of indications of impairment for the period and did not identify any.

2.11	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due in one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

2.12	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the borrowings using the effective interest rate method.

1-10

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

Borrowings are classified as current liabilities unless the Entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Both general and specific borrowing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to be prepared for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Entity and the costs can be measured reliably. The other borrowing costs are recognized as finance costs in the period in which they are incurred.

2.13	Provisions

Provisions for legal claims are recognized when: (i) the Entity has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2.14	Capital

Capital quotas are classified in equity.

2.15	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of undergraduate and graduate teaching services in the ordinary course of the Entity's activities. Revenue is shown net of value-added tax, returns, rebates and discounts.

(a)	Net revenue from teaching services

Revenues include monthly tuition fees for undergraduate and graduate courses, monthly tuition fees for extension courses and certifications, in addition to charges and other services.

Revenues from teaching services are recognized over time when services are rendered to the customer and the Entity satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Entity expects to be entitled in exchange for those services. Revenues from teaching services are recognized net of scholarships from government programs, cancelations and other discounts, refunds and taxes.

(b)	Interest income

Interest income is recognized on the accrual basis, using the effective interest rate method.

Interest income on financial assets at amortized cost and financial assets at fair value through other comprehensive income calculated using the effective interest method is recognized in the statement of income as part of interest income.

1-11

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

(c)	Joint operations with hub partners

A hub is a local operating unit owned by third parties (hub partners) and has the responsibility for offering to students the necessary structure in terms of audiovisual resources, library and information technology, to support the distance learning courses.

The contractual agreement between the Entity and each hub partner is a joint operation and establishes the rights of each hub partner on the related revenues and obligations for the related expenses. In this sense, the revenue from distance learning and related accounts receivable are recognized only to the portion of the Company's right to the jointly revenue. As a result, when the Company receives the student's monthly tuition fee in whole, an obligation to the hub partner is accrued under trade payables.

2.16	Taxation
(a)	Current income tax and social contribution

The income tax and social contribution benefit or expense for the period comprise current taxes. Taxes on profit are recognized in the statement of income, except to the extent that they relate to items recognized directly in equity. In such cases, the taxes are also recognized in equity. For institutions that are enrolled in the University for All Program (PROUNI), the undergraduate teaching activities are subject to exemption, for the period of the enrollment contract, as regards Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL).

(b)	University for All Program (PROUNI)

The Entity is enrolled in PROUNI and therefore is exempt, from the following federal taxes:

●	IRPJ and CSLL, established by Law 7,689 of December 15, 1988;
●	Social Contribution on Revenues (COFINS), established by Complementary Law 70 of December 30, 1991; and,
●	Social Integration Program (PIS), established by Complementary Law 7 of September 07, 1970.

The ProUni program benefit for income taxes is based on a fixed percentage of approved scholarships granted by the federal government to students upon each student's request and is deducted from tuition gross revenue during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Company recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable. The regulation of PROUNI defines that the revenue from traditional and technological under-graduation courses are exempt from PIS and COFINS.

(c)	PIS and COFINS

Revenues from teaching activities, except for undergraduate activities due to the enrollment in PROUNI, are subject to PIS and COFINS at the rates of 0.65% and 3.00%, respectively.

1-12

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

(d)	Municipal Scholarship Program (PROMUBE)

The Municipal Scholarship Program (PROMUBE) was established by the Municipal Government of Maringá, through Municipal Law 7,359/2006, and aims to grant full and partial (50%) scholarships for students of specific undergraduate or sequential courses in private higher education institutions of Maringá that are enrolled in PROMUBE, pursuant to the legislation that regulates the program.

Management understands that the number of scholarships offered is in accordance with the rules of the Scholarship Program and has been deducting from its obligations related to the Services Tax (ISSQN) the benefits of joining this program. The Entity obtained a reduction in the ISS payable of R$ 12,082 in 2021 (R$ 9,280 in 2020).

(e)	Deferred income taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction.

2.17	Leases

The Entity leases commercial buildings to its own distance learning units and logistics warehouses. Rental contracts are typically made for fixed periods of one to five years.

Lease terms are negotiated on an individual basis. Lease contracts do not include restrictive covenants. However, the related leased assets must not be given as guarantees for borrowings.

Assets and liabilities arising from a lease are initially measured at present value, using the implicit lease rate or an incremental rate.

Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	variable lease payments that depend on an index or rate;
●	amounts expected to be paid by the lessee, according to the residual value guarantees;
●	payments of penalties for terminating the lease if the lease term reflects the lessee exercising the option to terminate the lease.

1-13

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee's incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment and with similar terms and conditions.

To determine the incremental borrowing rate, the Entity:

●	where possible, uses recent third-party financing received as a starting point, adjusted to reflect changes in financing conditions since the third-party financing was received;
●	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Entity, which does not have recent third party financing; and
●	makes adjustments specific to the rate, such as term, country, currency, and security.

The Entity is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between the principal and finance cost. Finance costs are charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Right-of-use assets are measured at cost according to the following items:

●	the amount of the initial measurement of the lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term, on a straight-line basis. If the Entity is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

2.18	Profit distribution

Because the articles of incorporation do not establish minimum levels and/or rules for profit distribution, it only requires the approval of the partners. The profits paid to the Entity's partners are recognized as deductions from retained earnings at the time of distribution.

2.19	Rounding of amounts

All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand reais, unless otherwise stated.

1-14

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

2.20	Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Entity has only joint operations.

Joint operations

The Entity recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings. Details of the joint operations are set out in Note 2.15 (c).

2.21	Amendments to new standards that are not yet effective

The following amendments to new standards were issued by the IASB but are not effective for 2021. The early adoption of standards, even though encouraged by the IASB, has not been implemented in Brazil by the Brazilian Accounting Pronouncements Committee (CPC).

●	Amendment to IAS 16 "Property, Plant and Equipment": in May 2020, IASB issued an amendment prohibiting an entity from deducting from the cost of the property, plant and equipment the amounts received from the sale of items produced while the asset is being prepared for its intended use. These revenues and related costs must be recognized in profit or loss. The effective date to apply this amendment is January 1, 2022.
●	Amendment to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets": in May 2020, IASB issued this amendment to clarify that, to assess if a contract is onerous, the cost for the performance of a contract includes the incremental fulfillment costs of this contract and an allocation of other costs directly related to its fulfillment. The effective date to apply this amendment is January 1, 2022.
●	Amendment to IFRS 3 "Business Combinations": issued in May 2020 with the objective of replacing the references of the former version of the conceptual framework with the most recent version. The amendment to IFRS 3 will be effective as from January 1, 2022.
●	Annual Improvements - 2018-2020 Cycle: in May 2020, IASB issued the following amendments as part of the annual improvement process, applicable as from January 1, 2022:
(i)	IFRS 9 - "Financial Instruments" - clarifies which rates should be included in the 10% test for the derecognition of financial liabilities.
(ii)	IFRS 16 - "Leases" - amendment of example 13 to exclude the example of lessor payments related to leasehold improvements.
(iii)	IFRS 1 - "First-time Adoption of the International Financial Reporting Standards" - simplifies the application of this standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of foreign exchange variations. IAS 41 - "Biological Assets" - removal of the requirement to exclude cash flows from taxation when measuring the fair value of biological assets and agricultural produce, thus aligning the fair value measurement requirements in IAS 41 with those of other IFRS standards.

1-15

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

●	Amendment to IAS 1 "Presentation of Financial Statements" - Classification of Liabilities as Current or Non-current: this amendment clarify that liabilities are either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waver or a breach of covenant). The amendment also clarify what IAS 1 means when it refers to the 'settlement' of a liability. The amendment to IAS 1 will be effective as from January 1, 2023.
●	Amendments to IAS 1 "Presentation of Financial Statements" and IFRS Practice Statements 2 - Disclosure of Accounting Policies: the IASB amended IAS 1 to require entities to disclose their material rather than their significant accounting policies. The amendments define what is 'material accounting policy information' and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information. To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendment to IAS 1 will be effective as January 1, 2023.
●	Amendment to IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors": this amendment clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period. The amendment to IAS 8 will be effective as January 1, 2023.
●	Amendments to IAS 12 "Income Taxes": these amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deducible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred taxes and liabilities. These amendments to IAS 12 will be effective as January 1, 2023.

These changes will not have a material impact on the Entity.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Entity's financial statements.

3.	Critical accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Based on assumptions, the Entity makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

1-16

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

(a)	Provisions for civil, labor and tax risks

The Entity is a party to lawsuits at various levels. The provisions against potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation, as supported by external legal counsel, and require a high judgment level on the matters involved.

(b)	Incremental rate on lessee's borrowing

The incremental rate on the lessee's borrowing is the one that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the leased asset, with similar terms.

IFRS 16/CPC 06(R2) allows the incremental rate to be determined for a group of contracts, based on the validation that the grouped contracts share similar features. The incremental borrowing rate was measured taking into account the Entity's borrowing cost for real estate construction (object to which the lease contracts refer), which was (Long-Term Interest Rate) TJLP + 3%. The incremental rate established was 10.23% p.a. for contracts of up to 48 months; accordingly, the incremental rate used was the same for all lease contracts as none of the contracts in force, on the date of adoption, had a term that exceeded this period.

The Entity is not able to establish the implicit discount rate to be applied to its lease contracts. Accordingly, the incremental rate applied to the lessee's borrowing is used to calculate the present value of lease liabilities at the initial recording of the contract.

(c)	Provision for expected credit losses for accounts receivable

The Entity recognizes a provision for expected credit losses for accounts receivable applying a simplified approach. As a result, the Entity does not track changes in credit risk, but recognizes an allowance for loan losses at each reporting date.

The Entity established a provision matrix based on its historical credit loss experience, adjusted for prospective factors specific to the debtors and the economic environment. In certain cases, however, the Entity may also consider an asset to be in default when internal or external information indicates that the Entity is unlikely to receive the contractual amount with the customer in full.

4.	Financial risk management
4.1	Financial risk factors

The Entity's activities expose it to a variety of financial risks: market risk (including cash flow or fair value interest rate risk), credit risk and liquidity risk. The Entity's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse impacts on the Entity's financial performance. The Entity does not use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Entity's Central treasury department. The Entity's treasury identifies, evaluates and hedges financial risks. The Board of Directors establishes principles for risk management, as well as for specific areas.

1-17

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

(a)	Market risk (including cash flow and fair value interest rate risk)

The Entity's interest rate risk arises from short and long-term borrowings and financial investments, substantially linked to the floating rates of the Interbank Deposit Certificate (CDI).

The Entity analyzes its interest rate exposure on a dynamic basis. Scenarios are analyzed taking into consideration refinancing and renewal of existing positions. Based on this analysis, the Entity monitors the risk of significant variation in the interest rate and calculates the impact on profit or loss.

(b)	Credit risk

Credit risk is managed on a centralized basis. Credit risk arises from cash and cash equivalents, financial instruments and deposits with banks and other financial institutions, as well as credit exposures to customers, including outstanding receivables.

The Entity's sales policy considers the credit risk level it is willing to accept in the course of its business. Enrollment for the next school period is blocked whenever a student is in default with the institution. The broad diversification of the receivables portfolio, the selectivity in accepting students, as well as the follow-up of maturities, are procedures adopted in order to minimize issues arising from default on accounts receivable.

The Entity maintains a provision for impairment of trade receivables to address credit risk. This credit analysis evaluates the credit quality of students taking into account the payment history, the period of the relationship with the institution and the credit analysis (SPC and Serasa).

(c)	Liquidity risk

This is the risk of the Entity not having sufficient liquid funds to meet its financial commitments, due to the mismatch of terms or volume in expected receipts and payments.

To manage liquidity of cash, assumptions for future disbursements and receipts are determined, and these are monitored daily by the treasury area.

4.2	Capital management

The Entity's objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for quota holders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Entity manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Entity may adjust the dividend payment to quotaholders.

At December 31, 2021, the Entity had a capital structure designed to enable its growth strategy. Investment decisions take into consideration the expected return potential. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.

1-18

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

5.	Financial instruments by category
	2021	2020
Financial assets	Amortized cost	Amortized cost
Cash and cash equivalents	82,184	129,042
Trade receivables	78,101	61,810
Advances to hub partners - Distance Learning Centers	91,820	53,912
Other assets (Rotesma)	-	3,950
Judicial deposits	926	717
Related parties	1,480	1,543
	254,511	250,974

Financial liabilities	Amortized cost	Amortized cost
Trade payables	38,593	20,232
Borrowings	212	39,817
Related parties	27	26
Lease liabilities	4,924	4,131
Other payables	2,696	1,186
	46,452	65,392

Fair Values

The Entity assessed that the fair values of cash and cash equivalents, trade receivables, other assets, trade payables, borrowings, lease liabilities and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

6.	Cash and cash equivalents
	2021	2020

Cash and checks	178	498
Short-term bank deposits	82,006	128,544
	82,184	129,042

The Entity's cash and cash equivalents comprise cash and short-term bank deposits with a maturity not exceeding 90 days, held to meet short-term commitments and not for investment or other purposes, which are readily convertible into a known amount of cash and subject to an insignificant risk of change in value. The average remuneration for financial investments in 2021 was 120% of the CDI (100% of the CDI in 2020).

7.	Trade receivables
	2021	2020

Current
Monthly tuition fees receivable	112,998	84,988
Credit agreements (a)	59,377	53,462
Monthly tuition fees receivable (b)	28,820	16,893
Student Financing Program (FIES) receivable	16,579	9,598
Other receivables	2,774	3,147
Provision for impairment of trade receivables (i)	(162,362)	(122,240)

1-19

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

	2021	2020

	58,186	45,848
Non-current
Monthly tuition fees receivable (a)	19,915	15,962

Total trade receivables	78,101	61,810
(a)	Refers to the renegotiation of monthly tuition fees that are past due.
(b)	Refers to tuition fees receivable from students through its own financing program.

The aging of trade receivables at December 31 is as follows:

	2021	2020
Not yet due	30,799	27,846
From 01 to 30 days past due	18,107	10,238
From 31 to 60 days past due	8,607	6,919
From 61 to 90 days past due	8,989	7,848
From 91 to 120 days past due	7,443	5,818
From 121 to 150 days past due	7,609	5,958
From 151 to 180 days past due	4,972	2,868
From 181 to 365 days past due	28,389	24,804
More than 366 days past due	125,548	91,751
(-) Provision for impairment of trade receivables	(162,362)	(122,240)
	78,101	61,810

The increase in trade receivables is due to the expansion of the customer portfolio, which in the same period in 2020 comprised 254 thousand students and in December 2021 comprises approximately 283 thousand students.

(i)	The changes in the provision for impairment of trade receivables are as follows:
	2021	2020
Opening balance	122,240	101,872
Provision for the year	40,122	20,368
Closing balance	162,362	122,240

8.	Advances
	2021	2020
Advances to suppliers	1,788	1,367
Advances to employees	4,705	4,065
Advances to hub partners - Distance Learning Centers (i)	101,166	57,101
(-) Provision for losses with hub partners - Distance Learning Centers (i)	(9,346)	(3,189)
Other advances	1,153	939
	99,466	60,283

(-) Current	31,608	54,412
Non-current	67,858	5,871

The provision for losses with hub partners - Distance Learning Centers for December 31, 2021 was R$ 9,346 (R$ 3,189).

1-20

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

(i)

In 2020 and 2021, due to the impacts of the COVID-19 pandemic, management carried out an analysis of the recoverability of the amounts advanced to the Distance Learning Centers and the subsequent recording of a provision for these recoverability of these credits. The change aimed to capture situations that could increase the risks of loss. Thus, there has been an increase in the provision for hub partner that have significant debt.

To this end, the entity analyzes, in each partner, the relation between the balance of advances at December 31, 2021 and the accumulated amount transferred during the year of 2021. For partners with an index greater than 1.4, the Entity recorded a provision of 25%. For all others, the provision percentage used was 2%.

In relation to the amounts that are recorded as past due, as a result of the COVID-19 pandemic, the Entity launched the "Sou + Mútuo" program, which will grant new payment deadlines for loans (past due and not yet due) for the units that achieve specific fund-raising targets.

9.	Related parties
(a)	Breakdown of balances
								2021	2020
	Centro Universitário	Soedmar	GP Adm.	Cesutec	ICETI	WWW ADM.	Other (i)	Total	Total

Assets
Non-current
Advances		1,229	152	7		54	38	1,480	1,543

Liabilities
Current
Trade payables	1				26			27	26

Profit or loss
Donations	1,170				2,860			4,030	5,624

(i)	Refers to:

Fundação Cesumar

Hoper Administração e Participações Ltda.

UPR - Unidade Paranaense de Ensino Superior Ltda.

PL Administração e Participações Ltda.

WM Administração e Participações Ltda.

WL Administração e Participações Ltda.

(b)	Key management compensation

Key management includes members of the rectorate, prorectorate and executive board. The compensation paid or payable to key management totals R$ 35,132 at December 31, 2021 (2020 - R$ 26,263).

Benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), variable compensation and social security charges (contributions to the National Institute of Social Security (INSS) and the Government Severance Indemnity Fund for Employees (FGTS).

1-21

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2021

All amounts in thousands of reais unless otherwise stated

10.	Recoverable taxes
	2021	2020
Income tax and social contribution (i)	3,007	3,264
Withholding Income Tax (IRRF)	199	200
PIS and COFINS (ii)	238	1,486
Other	8	6
	3,452	4,956

(i)	Due to the changes in legislation through RFB Normative Instruction 1,394/2013 referring to the calculation of income tax and social contribution using the method of the operating profit on tax-incentive activities, applicable to private higher education institutions enrolled in PROUNI, the expectation of the Entity's management is to realize in 2022 the balance of income tax and social contribution.
(ii)	For PIS and COFINS balances, realization is expected in 2022.
11.	Inventories

The Entity maintains as inventory items:

	2021	2020
Storeroom supplies	368	485
Consumables	807	696
Inventory - Distance learning	4,425	1,825
Other	825	95
	6,425	3,101

12.	Other assets

Other assets include credits arising from unusual businesses in relation to the Entity's main activity, and their balance comprises:

	2021	2020

Judicial deposits (i)	926	717
Rotesma Ind. de Pré Moldados (ii)	-	3,950
Instituto Salgado de Saúde Integral	179	179
Sicoob quotas	396	339
Other	1,087	944
	2,588	6,129

Current	755	4,579
Non current	1,833	1,550

(i)	Refers to judicial deposits, mostly of a labor nature.
(ii)	The balance refers to the termination of the contract signed with Rotesma Indústria de Pré Moldados, initially contracted to build one of the blocks intended for the courses offered. The initial debt balance of R$ 6,200 was paid off in December 2021.

1-22

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements

at December 31, 2021

All amounts in thousands of reais unless otherwise stated

13.	Property and equipment
(a)	Breakdown of balances
		Buildings, facilities and improvements	IT and communication equipment	Machinery and equipment	Furniture, fittings and tools
	Land							Construction in progress
						Vehicles	Other		Total
At December 31, 2019	43,994	126,366	9,150	7,573	11,748	2,573	22,900	20,531	244,835
Additions	-	-	2,808	2,434	2,323	899	11,350	31,840	51,654
Disposals	-	-	-	(3)	-	-	-	(1,307)	(1,310)
Transfers	-	5,430	112	-	-	-	1,073	(6,615)	-
Depreciation	-	(4,687)	(4,063)	(1,259)	(1,850)	(1,205)	(3,560)	-	(16,624)
At December 31, 2020	43,994	127,109	8,007	8,745	12,221	2,267	31,763	44,449	278,555
Additions	-	4,579	5,771	1,811	2,018	286	10,484	8,122	33,071
Disposals	-		(4)	(76)	(19)	(1,447)	(112)	(2,518)	4,176)
Spin-off (Note 21 (e))	(42,924)	(4,206)	-	-	-	-	-		(47,130)
Transfers	-	678	-	-	-	-	-	(678)	-
Transferred to the group classified as held for sale (Note 27)	(1,070)	(122,899)	(131)	(2)	(25)	-	(7,567)	(42,180)	(173,874)
Depreciation	-	(5,008)	(3,579)	(1,375)	(2,006)	(653)	(4,219)	-	(16,840)
At December 31, 2021	-	253	10,064	9,103	12,189	453	30,349	7,195	69,606
Total cost	-	2,643	37,356	17,568	29,794	3,859	61,637	7,195	160,052
Accumulated depreciation	-	(2,390)	(27,292)	(8,465)	(17,605)	(3,406)	(31,288)		(90,446)
Net book value	-	253	10,064	9,103	12,189	453	30,349	7,195	69,606

Annual depreciation rate %	-	2	20	10	10	20	10	-

1-23

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements

at December 31, 2021

All amounts in thousands of reais unless otherwise stated

(b)	Review and adjustment of estimated useful lives

The Entity annually reviews the estimated economic useful lives of property and equipment items to calculate depreciation, as well as to determine the residual value of property and equipment items. There was no change in useful lives of property and equipment items in the period.

(c)	Significant transactions

The significant balances that comprise the construction in progress refer to the Curitiba campus R$ 23,596 and the 2nd phase of expansion of the Ponta Grossa unit amounting to R$ 8,822.

(d)	Loss on sale or disposal of property and equipment

In 2021, the loss on sale or disposal of property and equipment amount to R$ 2,280, with proceeds from the sale of R$ 1,896 and carrying value of sale or disposal of R$ 4,176.

14.	Intangible assets
	Softwares	Other	Total
At December 31, 2019	8,152	1,000	9,152

Purchases	3,796	4,853	8,649
Amortization	(4,567)	(1)	(4,568)
Net book value	7,381	5,852	13,233

Total cost	23,821	5,853	29,674
Accumulated amortization	(16,440)	(1)	(16,441)
At December 31, 2020	7,381	5,852	13,233

Purchases	2,960	-	2,960
Disposal	(150)	-	(150)
Amortization	(4,492)	(1)	(4,493)
Net book value	5,699	5,851	11,550

Total cost	26,631	5,853	32,484
Accumulated amortization	(20,932)	-(2)	(20,934)
At December 31, 2021	5,699	5,851	11,550

Average annual amortization rate - %	20

1-24

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements

at December 31, 2021

All amounts in thousands of reais unless otherwise stated

15.	Borrowings
(a)	Breakdown of balances
		2021	2020
Current
Working capital	100% DI*	146	16,171
BNDES** - machinery	TJLP + 3.2 p.a.	9	26
Other	Amplified Consumer Price Index (IPCA)	-	372
		155	16,569

Non-current
Working capital	100% DI*	57	23,238
BNDES** - machinery	TJLP + 3.2 p.a.	-	10
Other	IPCA	-	-
		57	23,248
Total borrowings		212	39,817

*Interbank Deposit

** National Economic and Social Development Bank

Due to the uncertainties at the beginning of the pandemic situation and the credit offered at lower cost by banks the Entity obtained a borrowing of R$ 40 million from Banco Itaú in the first semester of 2020, seeking to be prepared in the event of cash needy. However, the use of these funds was not necessary, and the Entity paid off the borrowing in December 2021.

Borrowings are held in local currency (R$).

(b)	Maturity of contracts classified in non-current liabilities
Year	2021	2020

2022		8,541
2023	57	10,549
2024		4,158
	57	23,248

(c)	Changes in balances
	2021	2020
Opening balance	39,817	3,654

Proceeds from borrowings	-	40,276
Interest, monetary and foreign exchange variations provided for	1,478	1,483
Payment- principal	(40,032)	(5,536)
Payment - interest	(1,051)	(60)
Closing balance	212	39,817

1-25

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements

at December 31, 2021

All amounts in thousands of reais unless otherwise stated

(d)	Covenants

The Entity is in compliance with all covenants in its borrowing contracts, namely:

Contract number	Bank	Covenants
013610970-9	Itaú	(clause 9): "(f) occurrence of any process of corporate reorganization or change of control, either direct or indirect, in which the Client is involved".
12287294	Bradesco

(clause 8): "e) if there is a change or transfer, for any purpose, of the shareholding control or ownership of the issuer's quotas, and also if it is merged, spun off, combined or undergoes a corporate reorganization."

16.	Leases
(i)	Balances recorded in the balance sheet

The balance sheet shows the following amounts relating to leases:

	2021	2020
Right-of-use assets
Buildings	4,662	3,914
	4,662	3,914
Lease liabilities
Current	2,049	1,961
Non-current	2,875	2,170
	4,924	4,131

Additions to the right-of-use assets during the 2021 financial year were R$ 2,608. The amounts shown in the table above are net of depreciation.

(ii)	Balances recorded in the statement of income

The statement of income shows the following amounts relating to leases:

	2021	2020
Amortization of right-of-use assets

Buildings	1,860	2,702
Interest expense (included in finance costs)	357	441
	2,217	3,143

The Entity leases commercial buildings to its own distance learning units and logistics warehouses, Rental contracts are typically made for fixed periods of 1 to 5 years.

1-26

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements

at December 31, 2021

All amounts in thousands of reais unless otherwise stated

Right-of-use assets

The changes in right-of-use assets are as follows:

	2021	2020
Opening balances - At January 1st	3,914	5,505
Additions due to new contracts	2,608	1,111
Depreciation expense	(1,860)	(2,702)
Closing balances - Right-of-use assets at December 31th	4,662	3,914

Lease liabilities

The changes in lease liabilities are as follows:

	2021	2020
Opening balances - At January 1st	4,131	6,106
Interest provided	357	441
Additions due to new contracts	2,608	1,111
Lease payments	(2,172)	(3,527)
Closing balances - Right-of-use assets at December 31th	4,924	4,131

The Entity's analysis of its contracts based on their maturity dates is presented below. The amounts are discounted to present value.

Contract maturity dates

Installment maturity dates

Less than 1 year	1,365
Between 1 and 2 years	1,515
Between 3 and 5 years	2,044
Lease liabilities at December 31, 2021	4,924

1.7	Trade and other payables
	2021	2020
Trade payables
Hub partners - Distance Learning Centers (i)	21,050	10,638
Sundry suppliers	17,543	9,594
	38,593	20,232

Other payables
Advances from customers (ii)	32,183	10,332
Other	5,120	1,186
	37,303	11,518

Total - Trade and other payables	75,896	31,750

(i)	Refers to the amount to be transferred to the Hub partners in the normal course of their activities. The EAD units receive a portion of monthly fees for services provided at distance learning units.

1-27

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements

at December 31, 2021

All amounts in thousands of reais unless otherwise stated

(ii)	The increase in advances from customers was primarily attributable to the increase in the number of students enrolled in digital educational courses and medicine courses.
18.	Obligations and social charges
	2021	2020
Salaries payable	7,134	6,472
Social security obligations and social charges	6,230	5,165
Provision for vacation pay and related charges	13,818	13,067
Other	59	169
	27,241	24,873

19.	Taxes payable
	2021	2020
Services Tax (ISS)	2,990	2,079
Income tax and social contribution
- IRPJ and CSLL	1,317	570
Social Integration Program (PIS)	51	46
Social Contribution on Revenues (COFINS)	237	235
Withholding Income Tax (IRRF)	4,351	4,610
Other	299	234
	9,245	7,774

20.	Provision for civil, labor and tax risks
(a)	Breakdown and changes in the provisions for legal claims
	Tax	Civil	Labor	Total
At December 31, 2019	3,551	2,079	5,789	11,419
Additions	153	1,329	2,166	3,648
At December 31, 2020	3,704	3,408	7,955	15,067
Additions	-	-	4,081	4,081
Write-offs (i)	(3,704)	(1,968)	(831)	(6,503)
Payments	-	(531)	-	(531)
At December 31, 2021	-	909	11,205	12,114

(i)

Due to expiration of the term related to the tax risk the provision of R$ 3,704 were written-off. Additionally, because of the update of probability of loss in civil contingencies the provision for civil risk were updated in the amount of R$1,968.

(b)	Possible losses, not provided for in the balance sheet

At December 31, 2021, the Entity has tax litigation involving risks of loss classified by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses has been recorded, as shown below:

1-28

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements

at December 31, 2021

All amounts in thousands of reais unless otherwise stated

	2021	2020
Labor	2,293	2,203
Tax	6.886	0
Civil	6.155	2,328
	15,334	4,531

21.	Equity
(a)	Share Capital

At December 31, 2021, fully paid-up share capital is divided into 214,761 registered common quotas, with a par value of R$ 1.00 (one real) each.

(b)	Capital reserve

At December 31, 2021, the Entity had a capital reserve of R$ 39,548, referring to the surplus for the period in which it operated as a not-for-profit entity.

(c)	Dividends

At December 31, 2021, dividends of R$ 180,240 (2020 - R$ 61,991) were distributed and paid.

(d)	Retained earnings

The retained earnings refers to the retention of the remaining balance of retained earnings and remains at the disposal of the quotaholders.

(e)	Corporate change (Spin-off)

On November 5, 2021, the Entity's shared capital was increase by the amount of R$ 214,862, this was a non-cash transaction where the Company used accumulated retained earnings for such share capital increase. Additionally, as part of the sale of the Entity mentioned in Note 1.2, at November 5, 2021, the Entity carried out a spin-off of some of its net assets, which were transferred to Soedmar Sociedade Educacional de Maringá Ltda ("Soedmar"). The net assets transferred to Soedmar amounted to R$ 58,604, comprised by R$ 15,000 in cash, R$ 47,130 in properties (real estate) and R$ 3,526 of non-current liabilities. Both entities are under common control.

22.	Net revenue
	2021	2020
Gross amount from undergraduate services	971,448	780,847
Gross amount from graduate services	25,856	27,864
Gross amount from clerk services	4,818	3,896
Gross amount from other services	1,669	1,562
Taxes on services	(27,215)	(22,072)
Returns	(39)	(30)
Prouni scholarships (i)	(103,097)	(89,004)
Discounts and other deductions	(131,916)	(93,016)
	741,524	610,047

1-29

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements

at December 31, 2021

All amounts in thousands of reais unless otherwise stated

(i)	Scholarships granted by the federal government to students under the ProUni program as described in Note 2.16 (b)
23.	Other operating income, net
	2021	2020
Medical and veterinary services	1,813	1,148
Gym	5	140
Income - restaurant	1,134	1,113
Loss on disposal of property and equipment (Note 13(d))	(2,280)	-
Other operating income and expenses	1,848	828
	2,520	3,229

24.	Costs and expenses by nature
	2021	2020
Personnel and payroll charges	270,537	236,241
Third-party services	24,450	13,516
Utilities, cleaning and security	8,873	3,901
Teaching materials	10,750	5,513
Maintenance	28,512	17,382
Advertising and publicity	67,242	45,256
Travel	9,120	5,971
Depreciation and amortization	23,113	23,895
Contingencies	(2,432)	3,856
Other	48,441	36,259
	488,606	391,790

Costs of services and sales	174,624	149,376
Selling expenses	65,885	47,604
General and administrative expenses	248,097	194,810
	488,606	391,790

25.	Finance result, net
	2021	2020
Finance income
Interest income from monthly tuition fees	8,131	6,964
Income from financial investments	8,256	1,799
Discounts obtained	9	18
Other	85	859
	16,481	9,640
Finance costs
Interest on financial transactions	(2,529)	(1,528)
Discounts granted on monthly tuition fees	(3,642)	(3,751)
Interest paid on payments to suppliers	(43)	(49)
Bank expenses	(6,480)	(5,412)
Interest on lease liability	(357)	(441)
Other - finance costs	(280)	(1,058)
	(13,331)	(12,239)
Finance result, net	(3,150)	(2,599)

1-30

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements

at December 31, 2021

All amounts in thousands of reais unless otherwise stated

26.	Income tax and social contribution

In accordance with Law 11,096/2005, regulated by Decree 5,493/2005 and standardized by Normative Instruction 456/2004 of the Internal Revenue Service, pursuant to Article 5 of Provisional Measure 213/2004, and Normative Instruction 1,394/2013, the higher education institutions enrolled in PROUNI are exempt, during the period of effectiveness of the enrollment agreement, from IRPJ and CSLL, among others; computation shall be based on the operating profit of exempt activities. The reconciliation of taxes calculated in accordance with the nominal rates and the amounts of taxes recorded in the years ended December 31, 2021 and 2020 are presented below:

	2021	2020
Profit before taxes	218,465	198,519
Nominal rates	34%	34%
IRPJ and CSLL at the
nominal rates	(74,278)	(67,496)
PROUNI tax benefits	68,014	61,198
Permanent additions (donations, health care), net	(7,700)	(1,478)
IRPJ and CSLL in the results	(13,964)	(7,776)
Current	(14,936)	(10,295)
Deferred	971	2,519
IRPJ and CSLL in the results	(13,965)	(7,776)

27.	Non-current assets held for sale and distribution to owners

In accordance with the terms of the sales and purchase agreement mentioned in Note 1.2, before the conclusion of the sale of 100% of Entity's share capital to Vitru, some of the assets will be transferred and sold by Entity to the current owners. Once the assets are available for sale and transfer and management has decided to proceed with the transaction, including part of it already carried out (Note 21 (e)), these assets meet the definition of held for sale and distribution to owners and were reclassified, as of December 31, 2021, from property, plant and equipment in the following proportions: Land R$ 1,070, Buildings, facilities and improvements R$ 122,899, Construction in progress R$ 42,180 and other R$ 7,725, amounting to R$ 173,874 (Note 13).

28.	Insurance

The Entity has a risk management program to mitigate risks, contracting in the market insurance coverage compatible with its size and operations. The insurance amounts are considered sufficient by management to cover possible losses, taking into account the nature of the activities, the risks involved in the operations and the advice of its insurance consultants. The sufficiency of coverages from insurances are unaudited.

Coverage
Risks covered	Policy term	Amount

Property	August 30, 2022	R$ 40,000
Bodily injury liability	August 30, 2022	R$1,000
Loss or profit	August 30, 2022	R$68,000
General liability	August 30, 2022	R$1,000
R$ 310,000

1-31

ITEM 2

December 31, 2021
Vitru Ltd. Unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar,” to acquire the entire share capital of Unicesumar. Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá – Paraná. Unicesumar has approximately 760 hubs and 331 thousand students, including 314 thousand in digital education. Unicesumar also has a sizeable presence in health-related on-campus courses, particularly Medicine, with more than 1,600 students in 348 current medical seats.

The closing of the transaction (“Closing Date”) is subject to customary conditions precedent, including antitrust and other regulatory approvals.

Set forth below are the unaudited pro forma condensed consolidated statement of financial position as of December 31, 2021 and the unaudited pro forma condensed consolidated statements of operations for year ended December 31, 2021.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.

We expect to incur integration costs and synergies from the consolidation of Unicesumar. The unaudited pro forma condensed consolidated financial information does not reflect any future integration costs or synergies that may result from the consolidation of Unicesumar.

The Unicesumar acquisition by Vitru will be accounted for as a business combination in accordance with IFRS 3 — Business Combinations, using the purchase method of accounting. The pro forma information presented, including allocation of the purchase price, is based upon our preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date and management assumptions, and will be revised upon final calculations during the one year measurement period as from the acquisition date. Therefore, the actual adjustments may differ from the pro forma adjustments, and the differences may be material.

Additionally, the final determination of the fair value of assets acquired and liabilities assumed on the Unicesumar acquisition will be based on the actual net tangible and intangible assets and liabilities of Unicesumar that existed as of the closing date. Accordingly, the pro forma purchase price adjustments presented herein may not reflect any final purchase price adjustments. We estimated the fair value of Unicesumar’s assets and liabilities based on discussions with Unicesumar’s management, due diligence and preliminary work performed by third-party valuation specialists. As the final valuations are being performed, increases or decreases in the fair value of the assets acquired and liabilities assumed will result in adjustments, which may result in material differences from the information presented herein.

2-1

Unaudited pro forma condensed consolidated statement of financial position

As of December 31, 2021

(amounts in thousands of reais)

ASSETS	Vitru Historical	Unicesumar Historical	Pro forma adjustments	Note	Total pro forma
CURRENT ASSETS
Cash and cash equivalents	75,587	82,184	(141,078)	2(b)/(c)	16,693
Short-term investments	253,042	-	(250,000)	2(b)	3,042
Trade receivables	140,560	58,186			198,746
Income taxes recoverable	7,747	-			7,747
Prepaid expenses	34,957	32,182			67,139
Other current assets	2,891	10,632			13,523
Non-current assets held for sale and distribution to owners	-	173,874	(173,874)	2(c)	-
TOTAL CURRENT ASSETS	514,784	357,058	(564,952)		306,890
NON-CURRENT ASSETS
Trade receivables	5,933	19,915			25,848
Indemnification assets	8,624	-			8,624
Deferred tax assets	83,350	16,919	(100,269)	2	-
Other non-current assets	1,641	71,171			72,812
Right-of-use assets	136,104	4,662	244,267	2(d)	385,033
Property and equipment	106,839	69,606			176,445
Intangible assets	670,152	11,550	3,834,560	2	4,516,262
TOTAL NON-CURRENT ASSETS	1,012,643	193,823	3,978,558		5,185,024
TOTAL ASSETS	1,527,427	550,881	3,413,606		5,491,914
LIABILITIES
CURRENT LIABILITIES
Trade payables	41,706	38,593	19,578	2(g)	99,877
Loans and financing	-	155			155
Lease liabilities	27,204	2,049	21,235	2(d)	50,488
Labor and social obligations	25,015	27,241			52,256
Income taxes payable	-	-			-
Taxes payable	3,253	9,246			12,499
Prepayments from customers	10,321	-			10,321
Accounts payable from acquisition of subsidiaries	149,765	-	532,859	2(a)	682,624
Other current liabilities	2,078	34,730			36,808
TOTAL CURRENT LIABILITIES	259,342	112,014	573,672		945,028
NON-CURRENT
Loans and financing	-	57	1,836,974	2(b)	1,837,031
Lease liabilities	134,328	2,875	223,032	2(d)	360,235
Share-based compensation	52,283	-			52,283
Accounts payable from acquisition of subsidiaries	-	-			-
Provisions for contingencies	14,872	12,115			26,987
Deferred tax liabilities	-	-	651,575	2	651,575
Other non-current liabilities	474	2,598			3,072
TOTAL NON-CURRENT LIABILITIES	201,957	17,644	2,711,581		2,931,182
TOTAL LIABILITIES	461,299	129,658	3,285,253		3,876,210
EQUITY	1,066,128	421,223	128,353	2(f)	1,615,704
TOTAL LIABILITIES AND EQUITY	1,527,427	550,881	3,413,606		5,491,914

2-2

Unaudited pro forma condensed consolidated statement of profit and loss

For the year ended December 31, 2021

(amounts in thousands of reais, except per share data)

	Vitru Historical	Unicesumar Historical	Pro forma adjustments	Note	Total pro forma
NET REVENUE	631,147	741,524			1,372,671
Cost of services rendered	(240,924)	(174,624)	(25,817)	2(c)/(d)/(e)	(441,365)
GROSS PROFIT	390,223	566,900	(25,817)		931,305
General and administrative expenses	(89,344)	(248,098)	(67,073)	2(e)/(g)	(404,515)
Selling expenses	(111,490)	(65,885)	(54,036)	2(e)	(231,411)
Net impairment losses on financial assets	(110,689)	(40,122)			(150,811)
Other income (expenses), net	65	2,521			2,586
Operating expenses	(311,458)	(351,584)	(121,109)		(784,151)
OPERATING PROFIT	78,765	215,316	(146,926)		147,155
Financial income	45,520	16,481			62,001
Financial expenses	(74,879)	(13,331)	(225,865)	2(a)/(b)/(d)	(314,075)
Financial results	(29,359)	3,150	(225,865)		(252,074)
PROFIT (LOSS) BEFORE TAXES	49,406	218,466	(372,791)		(104,919)
Current income taxes	(11,333)	(14,936)	50,696	2(h)	24,427
Deferred income taxes	32,575	971	76,054	2(h)	109,600
Income taxes	21,242	(13,965)	126,750		134,027
NET INCOME (LOSS) FOR THE PERIOD	70,648	204,501	(246,041)		29,108
Basic earnings per share (R$)	1.74			2(i)	0.97
Diluted earnings per share (R$)	1.63			2(i)	0.92

2-3

Notes to unaudited pro forma condensed consolidated financial information

(amounts in thousands of reais, except per share data)

1.	Basis of preparation

The unaudited pro forma condensed consolidated statement of financial position is based on the historical audited consolidated financial statements of Vitru and the historical financial statements of Unicesumar, appearing elsewhere in this Form 6-K, and gives effect to the Unicesumar acquisition as if it had been consummated on December 31, 2021.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2021 is based on the historical audited consolidated financial statements of Vitru and the historical audited financial statements of Unicesumar, and gives effect to the Unicesumar acquisition as if it had been consummated on January 1, 2021.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances.

The unaudited pro forma condensed consolidated financial information is presented for information purposes only.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations would have been had the Unicesumar acquisition occurred on the dates indicated, nor are they indicative of future consolidated results of operations or financial condition.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical consolidated financial statements and the historical financial statements of Unicesumar.

The audited consolidated financial statements and the unaudited interim condensed consolidated financial statements from which the unaudited pro forma condensed consolidated financial information have been derived, were prepared in accordance with IFRS.

2.	Pro Forma adjustments and assumptions

Vitru has performed a preliminary valuation analysis of the fair market value of Unicesumar’s assets to be acquired and liabilities to be assumed. Using the total consideration for the acquisition, Vitru has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as if the Closing Date had been December 31, 2021.

		Note
Cash consideration	2,769,833
Vitru’s Shares issue (7,182 thousand shares at US$ 14.20 per share)	569,154
Total consideration	3,338,987	(a)

Book value of Unicesumar’s shareholders’ equity at December 31, 2021	421,223
Book value of property to be transferred to Soedmar	(164,952)	(c)
Pro forma adjusted book value of Unicesumar’s shareholders’ equity	256,271

Fair value adjustments
Customer relationships	259,373
Brand	361,128
Non-compete agreement	220,145
Software	31,751
Teaching-learning material (TLM)	25,217
Operation licenses for distance learning	1,196,813
Leasing contracts	56,938
Licenses to operate medical courses	59,940
Deferred taxes on temporary differences	(751,844)
Total fair value impacts	1,459,461
Total pro forma goodwill	1,623,255

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when Vitru has the approval of all

2-4

the regulators and completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in the value of the consideration paid, (2) changes in fair values of property, plant and equipment, (3) changes in allocations to intangible assets such as customers relationships, operation licenses for distance learning and additional medical seats as well as goodwill and (4) other changes to assets and liabilities.

The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. We have only included material adjustments that are directly attributable to the acquisition, factually supportable and, with respect to the statement of income, expected to have a continuing impact on the consolidated results. A general description adjustment is provided as follows:

(a)	Consideration paid was estimated based on the terms of the transaction considering that the owners of Unicesumar will receive cash and Vitru’s shares as agreed in the terms of the acquisition. Consideration will consist of R$ 2,770 million to be paid in cash plus 7,182 thousand Vitru’s Shares to be Issued on the Closing Date. In this Unaudited Pro Forma Condensed Consolidated Financial Information, the Vitru’s Shares to be issued have been valued using the December 31, 2021 quoted market price of US$ 14.20 per share. Actual consideration will be based on share price on the Closing Date.

Purchase consideration	3,338,987%
Cash payable at the acquisition date	2,236,974	67,00%
Payable after 12 months (i)	532,859	15,96%
Payable through the issuance of new Vitru shares (ii)	569,154	17,05%

(i) Reflects the estimated adjustment to financial expenses resulting from the interest expense from the monetary indexation by the CDI rate on the amounts payable in installments of the purchase consideration. The estimated adjustment to financial expenses amounted to R$ (78,253) for the year ended December 31, 2021.

(ii) If the Vitru quoted market price per Vitru’s Share on the Closing Date had increased/decreased by 10% compared to the December 31, 2021 quoted market price, the consideration paid would have increased/decreased by approximately R$ 56.9 million, and, as a consequence, goodwill would have increased/decreased by the same amount.

(b)	It is assumed that as of December 31, 2021 the cash consideration of R$ 2,236,974 will be paid as follows:

Cash and cash equivalents	150,000
Short term investments	250,000
Loans and financing	1,836,974
Total	2,236,974

Vitru has secured a firm credit line from leading Brazilian banks up to an aggregate amount of R$1.95 billion (five-year financing) for the transaction. In order to have sufficient resources to pay the cash portion of the acquisition price, which amounts R$2,236,974, the Company will use its own cash (R$500,000) plus resources from a firm credit line (R$1,736,974). For the pro-forma purposes, the credit line represented an increase in Loans and financing in the total amount of R$1,736,974 as of December 31, 2021.

It is assumed that the secured credit line would bear interest at approximately CDI+2.75% p.a. The related estimated financial expense for the credit line obtained above amounted R$ 131.7 million for the year ended December 31, 2021.

2-5

(c)	As a precondition for the Transaction, some assets will be transferred/sold by Unicesumar to the previous owners, therefore these assets, which are currently reflected in the Unicesumar financial historical information, will not be part of the business combination. The adjustments below reflect the elimination of (i) the book value of property and equipment to be transferred from Unicesumar to Soedmar Sociedade Educacional de Maringá Ltda (Soedmar) prior to the Closing Date and (ii) the book value of property and equipment of Unicesumar to be sold to the current shareholders of Unicesumar prior to the Closing Date. Such tangible assets, as detailed below, will not be included in the net assets acquired by Vitru:

Assets to be transferred
Buildings	122,614
Construction in progress	42,180
Other assets	158
Total assets to be transferred (c.1)	164,952
Assets to be sold
Lands	1,070
Buildings	285
Airplane	7,567
Total assets to be sold at book value (c.2)	8,922
Total	173,874

(c.1) The adjustment is reflected as a reduction of Unicesumar equity as demonstrated in (a) above.

(c.2) The adjustment is reflected as an increase in cash and a decrease in Property and Equipment in the statement of financial position.

Also it reflects the elimination of depreciation expense of such assets amounting R$ 2,185 for the year ended December 31, 2021.

(d)	The adjustment reflects the estimated fair value of the leasing contract for the right of use of certain Land and Building (refer to (c) above) to be signed prior to the Closing Date between Unicesumar and Soedmar (as disclosed in “c” above, this is a precondition for the transaction).

Also it reflects (i) the amortization expenses resulting from the recognition of estimated right-of-use assets of R$ 12,213 for the year ended December 31, 2021, and (ii) the interest expense related to the financial liability related to the lease liability of R$ 15,901 for the year ended December 31, 2021

(e)	The adjustment reflects the recognition of the fair value impacts from goodwill, identified assets and their amortization as detailed bellow:

Identifiable assets acquired	Expected life in years
Customer relationships	4.8
Brand	26.5
Non-compete agreement	6.5
Software	7.0
Teaching-learning material (TLM)	3.0
Operation licenses for distance learning	-
Leasing contracts	20.0
Licenses to operate medical courses	-
Pro forma goodwill	-
Total pro forma Identifiable assets + goodwill

2-6

Year ended
Identifiable assets - amortization	December 31, 2021
Customer relationships	54,036
Brand	13,627
Non-compete agreement	33,868
Software	4,536
Teaching-learning material (TLM)	8,406
Leasing contracts	2,847
Total	117,320

Cost of services rendered	15,789
General and administrative expenses	47,495
Selling expenses	54,036
Total	117,320

The amortization is calculated using the straight-line method over the expected life of the asset.

(f)	Represents the elimination of Unicesumar’s shareholders equity plus the issuance of 7,182 million shares of Vitru at US$ 14.20 per share – note (a).

(g)	The adjustment reflects the transaction costs related to the transaction incurred by the Company amounting R$ 19,578 for the period ended December 31, 2021.

(h)	Reflects the estimated income taxes effects on the pro forma adjustments considering the effective rate of 34%.

2-7

(i)	The following table reflects the pro forma profit and share data used in the basic and diluted pro forma EPS calculations:

Year ended
December 31, 2021
Net income attributable to the shareholders of the Company	29,108
Weighted average number of outstanding common shares (thousands)	30,085
Weighted average number of outstanding common shares (thousands) - Effects of dillution from shared based compensation plan	1,517
Basic earnings per common share (R$)	0.97
Diluted earnings per common share (R$)	0.92

(j)	The following reclassifications were made in the pro forma presentation to align the historical financial statements of Unicesumar to the pro forma financial information provided for Vitru:

	Unicesumar Historical	Reclassification	Pro forma Vitru
Advances	31,608	(31,608)	-
Prepaid expenses	574	31,608	32,182
Prepaid expenses	32,182	-	32,182

	Unicesumar Historical	Reclassification	Pro forma Vitru
Inventories	6,425	(6,425)	-
Recoverable taxes	3,452	(3,452)	-
Other assets	755	6,613	7,368
Income taxes recoverable	-	3,264	3,264
Other current assets	10,632	-	10,632

	Unicesumar Historical	Reclassification	Pro forma Vitru
Related parties	1,480	(1,480)	-
Advances	67,858	(67,858)	-
Other assets	1,833	69,338	71,171
Other non-current assets	71,171	-	71,171

	Unicesumar Historical	Reclassification	Pro forma Vitru
Related parties	27	(27)	-
Other payables	34,703	27	34,730
Other current liabilities	34,730	-	34,730

2-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vitru Limited.

	By:	/s/ Carlos Henrique Boquimpani de Freitas
	Name:	Carlos Henrique Boquimpani de Freitas
	Title:	Chief Financial Officer

Date: April 6, 2022